

Mail Stop 4628

October 27, 2017

Ivor M. Ruste
Executive Vice-President & Chief Financial Officer
Cenovus Energy Inc.
2600, 500 Centre Street S.E.
Calgary, Alberta, Canada T2G 1A6

   Re: **Cenovus Energy Inc.**
       Form 40-F for the Fiscal Year Ended December 31, 2016
       Filed February 16, 2017
       File No. 001-34513

Dear Mr. Ruste:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Loan Lauren P. Nguyen

        Loan Lauren P. Nguyen
        Legal Branch Chief
        Office of Natural Resources